FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated February 14, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 14, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	February 14, 2013

Consolidated Net Revenue at Rs.46,090 crores

Consolidated PAT at Rs.1,628 crores

Consolidated Financial Results for the Quarter and Nine months ended December 31, 2012

Mumbai February 14, 2013: Tata Motors today reported Consolidated revenues (net of excise) of Rs.46,090 crores for the quarter ended December 31, 2012, a growth of 1.8% over Rs.45,260 crores for the corresponding quarter of the previous year, on the back of strong demand, growth in volumes and favourable market mix at Jaguar Land Rover (JLR). The Consolidated Profit Before Tax for the quarter was Rs.2,668 crores, as compared to Rs.4,494 crores for the corresponding quarter of the previous year and the Consolidated Profit (after tax and post minority interest and profit in respect of associate companies) for the quarter was Rs.1,628 crores as compared to Rs.3,406 crores for the corresponding quarter of the previous year.

The Consolidated revenue (net of excise) for the Nine months ended December 31, 2012, was Rs.1,32,816 crores, posting a growth of 15.7% over Rs.1,14,747 crores for the corresponding period last year. The Consolidated Profit Before Tax for the Nine months ended December 31, 2012, was Rs.8,939 crores, compared to Rs.9,110 crores for the corresponding period last year. The Consolidated Profit (after tax and post minority interest and profit in respect of associate companies) for the Nine months ended December 31, 2012, was Rs.5,947 crores, compared to Rs.7,283 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Nine months ended December 31, 2012

The sales (including exports) of commercial and passenger vehicles for the quarter ended December 31, 2012, stood at 2,05,291 units, a decline of 11.3% as compared to the corresponding period last year. Weak macro-economic environment and competitive pressures on pricing, continued to impact the operations during the quarter. The revenues (net of excise) for the quarter ended December 31, 2012, stood at Rs.10,630 crores, as compared to Rs.13,338 crores for the corresponding quarter of the previous year. The operating margin was 2.2% for the quarter ended December 31, 2012, as compared to 6.7% for the corresponding quarter last year. Loss Before Tax and Loss After Tax for the quarter ended December 31, 2012 was Rs.601 crores and Rs.458 crores, respectively, against the Profit Before Tax and Profit After Tax of Rs.186 crores and Rs.174 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for the Nine months ended December 31, 2012, were Rs.33,698 crores as compared to Rs.37,916 crores in the corresponding period last year. The Operating margin for the Nine months ended December 31, 2012, stood at 5.2%. Profit Before Tax and Profit After Tax for Nine months ended December 31, 2012, was Rs.660 crores and Rs.614 crores, respectively, against Rs.689 crores and Rs.677 crores, respectively, for the corresponding period last year. The Profit Before Tax for the period included dividend from Jaguar Land Rover and other subsidiaries amounting to Rs.1,575 crores (Rs.105 crores in the corresponding period last year).

In the domestic market, the commercial vehicles sales for the quarter ended December 31, 2012, stood at 1,38,963 units, driven by the LCV segment, and the Company’s overall market share in commercial vehicles improved sequentially and stood at 62.6% for the quarter. The passenger vehicles sales, stood at 54,675 units for the quarter ended December 31, 2012, and the overall market share in passenger vehicles stood at 8.4% for the quarter and 10.1% for the period ended December 2012.

Jaguar Land Rover Automotive plc - (figures as per IFRS)

JLR wholesales for the quarter ended December 31, 2012, grew 9.9% over corresponding period last year to 94,828 units. Of this, the Jaguar volumes for the period stood at 15,043 units and Land Rover volumes at 79,785 units. Growth in volumes is driven by continued strong demand from China and sales of Range Rover Evoque and Freelander.

Revenues for the quarter ended December 31, 2012, of GBP 3,804 million represented a growth of 1.5% over GBP 3,749 million during the corresponding quarter last year. Operating profit (EBITDA) stood at GBP 533 million in the quarter, as compared to GBP 639 million during the corresponding quarter last year. Operating margin for the quarter ended December 31, 2012, stood at 14.0%, lower than a strong quarter a year ago, reflecting product mix, the ongoing effect of higher marketing costs compared to the low levels experienced in Q3 of the prior year, launch costs of the all-new Range Rover, run out of the earlier Range Rover, and continued growth in product investments and related costs to support future business growth. The Profit Before Tax for the quarter ended December 31, 2012, was GBP 404 million (GBP 509 million in the corresponding quarter last year). Profit After Tax for the quarter is GBP 296 million (GBP 393 million in the corresponding quarter last year).

The revenues for the Nine months ended December 31, 2012, were GBP 10,730 million as compared to GBP 9,367 million in the corresponding period last year. The Operating margin for the Nine months ended December 31, 2012, stood at 14.4%. Profit Before Tax and Profit After Tax for Nine months ended December 31, 2012, were GBP 1,168 million and GBP 837 million, respectively, against GBP 976 million and GBP 785 million, respectively, for the corresponding period last year. Continued strong revenue and operating performance were supported by strong demand for our products, favourable market mix and exchange rate environment and was partially offset by the model mix.

JLR issued new 10 year bond of USD 500 million at 5.625% p.a. during January 2013.

Tata Daewoo

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 175 billion and recorded a Profit After Tax of KRW 586 million in the quarter ended December 31, 2012.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.757 crores and reported a Profit After Tax of Rs.84 crores the quarter ended December 31, 2012.

News Release – 2	February 14, 2013

Auditors Report (Consolidated)

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying statement of Consolidated Unaudited Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit/losses of the associate companies for the quarter and nine-months ended December 31, 2012. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.	a)	Attention is invited to Note 7 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs.615.50 crores (debit) and Rs.829.38 crores (debit) (both net of tax of Rs.184.80 crores and Rs.175.73 crores) for the quarter and nine-months ended December 31, 2012 respectively, have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

	b)	The Statement reflects the Group’s share of Revenues of Rs.34,347.88 crores and Rs.97,043.94 crores for the quarter and nine months ended December 31, 2012 respectively and the Group’s share of Profit after tax (net) of Rs.2,131.15 crores and Rs.6,929.15 crores for the quarter and nine months ended December 31, 2012 respectively, relating to subsidiaries. Financial statements and other financial information of these subsidiaries have been reviewed by other auditors whose reports have been furnished to us by the Company’s Management, and our report in so far as it relates to the amounts included in respect of these subsidiaries is based solely on the reports of the other auditors.

	c)	The financial statements of eleven subsidiaries and one joint venture which reflect the Group’s share of Revenues of Rs.618.37 crores and Rs.1,741.48 crores for the quarter and nine months ended December 31, 2012 respectively and the Group’s share of Loss after tax (net) of Rs.64.69 crores and Rs.237.14 crores for the quarter and nine months ended December 31, 2012 respectively and the financial statements of four associates which reflect the Group’s share of profit after tax (net) of Rs.5.85 crores for the quarter and the Group’s share of Loss after tax (net) Rs.43.52 crores for the nine months ended December 31, 2012 have not been reviewed by their auditors.

4)	Based on our review and read with our comments in paragraph 3(a) and 3(b) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5)	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No. 71387)

MUMBAI, February 14, 2013.

News Release – 3	February 14, 2013

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I	(Rs. in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2012

Particulars				Quarter ended			Nine Months ended December 31,		Year ended March 31,
				December 31,	September 30,	December 31,
				2012	2012	2011	2012	2011	2012
				Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from operations
	(a)	Sales / Income from operations		47,054.26	44,105.07	46,518.31	135,336.18	117,698.78	169,877.61
		Less : Excise duty		1,232.95	1,286.17	1,319.02	3,524.84	3,452.90	5,023.09
		Net Sales / Income from operations		45,821.31	42,818.90	45,199.29	131,811.34	114,245.88	164,854.52
	(b)	Other operating income		268.19	583.98	60.96	1,004.65	500.71	799.97
	Total income from operations (net)			46,089.50	43,402.88	45,260.25	132,815.99	114,746.59	165,654.49
2	Expenses
	(a)	Cost of materials consumed		28,400.83	25,683.23	28,082.06	80,881.57	70,585.87	100,797.44
	(b)	Purchase of products for sale		2,705.54	3,043.78	2,898.77	8,663.22	8,296.17	11,205.86
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(1,434.99)	(1,005.76)	(986.44)	(4,402.78)	(2,813.60)	(2,535.72)
	(d)	Employee benefits expense		4,352.91	4,019.06	3,207.22	12,161.66	8,665.24	12,298.45
	(e)	Depreciation and amortisation		2,069.97	1,594.39	1,615.94	5,230.23	4,089.98	5,625.38
	(f)	Product development / Engineering expenses		486.50	527.44	395.71	1,493.66	954.63	1,389.23
	(g)	Other expenses		8,453.91	8,560.40	7,110.28	25,173.73	19,429.88	28,453.97
	(h)	Amount capitalised		(2,532.49)	(2,758.89)	(2,274.33)	(7,900.86)	(5,938.36)	(8,265.98)
		Total expenses		42,502.18	39,663.65	40,049.21	121,300.43	103,269.81	148,968.63
3	Profit from operations before other income, finance costs and exceptional items (1-2)			3,587.32	3,739.23	5,211.04	11,515.56	11,476.78	16,685.86
4	Other income			188.64	206.82	167.52	634.06	503.19	661.77
5	Profit from ordinary activities before finance costs and exceptional items (3+4)			3,775.96	3,946.05	5,378.56	12,149.62	11,979.97	17,347.63
6	Finance costs			934.58	847.35	720.43	2,586.32	2,210.13	2,982.22
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)			2,841.38	3,098.70	4,658.13	9,563.30	9,769.84	14,365.41
8	Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		173.53	(15.26)	164.34	598.80	660.29	654.11
	(b)	Goodwill impairment and other costs		—	25.36	—	25.36	—	177.43
9	Profit from ordinary activities before tax (7-8)			2,667.85	3,088.60	4,493.79	8,939.14	9,109.55	13,533.87
10	Tax expense / (credit)			1,031.84	987.64	1,071.09	2,888.30	1,786.04	(40.04)
11	Net profit from ordinary activities after tax (9-10)			1,636.01	2,100.96	3,422.70	6,050.84	7,323.51	13,573.91
12	Extraordinary items (net of tax expenses Rs.Nil)			—	—	—	—	—	—
13	Net profit for the period (11+12)			1,636.01	2,100.96	3,422.70	6,050.84	7,323.51	13,573.91
14	Share of profit / (loss) of associates (net)			6.68	(3.19)	3.81	(37.86)	17.39	24.92
15	Minority interest			(15.19)	(23.04)	(20.96)	(65.84)	(58.40)	(82.33)
16	Net profit after taxes, minority interest and share of profit / (loss) of associates (13+14+15)			1,627.50	2,074.73	3,405.55	5,947.14	7,282.50	13,516.50
17	Paid-up equity share capital (face value of Rs.2 each)			638.00	637.98	634.75	638.00	634.75	634.75
18	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year								32,422.28
19	Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	5.09	6.49	10.72	18.64	22.93	42.58
	(b)	Diluted EPS before and after extraordinary items	Rs.	5.07	6.46	10.24	18.64	21.94	40.71
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	5.19	6.59	10.82	18.74	23.03	42.68
	(b)	Diluted EPS before and after extraordinary items	Rs.	5.17	6.56	10.34	18.74	22.04	40.81

				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2012

Particulars				Quarter ended			Nine Months ended December 31,		Year ended March 31,
				December 31,	September 30,	December 31,
				2012	2012	2011	2012	2011	2012
				Audited	Audited	Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.		Ordinary shares
		-	Number of shares	131,62,15,306	132,27,12,371	128,83,02,285	131,62,15,306	128,83,02,285	131,91,28,890
		-	Percentage of shareholding	48.61%	48.85%	47.87%	48.61%	47.87%	49.00%
	B.		‘A’ Ordinary shares
		-	Number of shares	47,77,05,603	47,37,88,742	43,80,98,585	47,77,05,603	43,80,98,585	46,33,32,667
		-	Percentage of shareholding	99.12%	98.30%	90.90%	99.12%	90.90%	96.14%
2	Promoters and promoter group shareholding
	A.		Ordinary shares
		(a)	Pledged / Encumbered
		-	Number of shares	7,10,00,000	6,00,00,000	7,85,00,000	7,10,00,000	7,85,00,000	7,85,00,000
		-	Percentage of shareholding
			(as a % of the total shareholding of promoter and promoter group)	7.55%	6.38%	8.32%	7.55%	8.32%	8.38%
		-	Percentage of shareholding
			(as a % of the total share capital of the Company)	2.62%	2.22%	2.92%	2.62%	2.92%	2.92%
		(b)	Non-encumbered
		-	Number of shares	86,90,56,205	88,05,56,205	86,47,41,505	86,90,56,205	86,47,41,505	85,85,56,205
		-	Percentage of shareholding
			(as a % of the total shareholding of promoter and promoter group)	92.45%	93.62%	91.68%	92.45%	91.68%	91.62%
		-	Percentage of shareholding
			(as a % of the total share capital of the Company)	32.09%	32.52%	32.12%	32.09%	32.12%	31.90%
	B.		‘A’ Ordinary shares
		(a)	Pledged / Encumbered
		-	Number of shares	-	-	-	-	-	-
		-	Percentage of shareholding
			(as a % of the total shareholding of promoter and promoter group)	-	-	-	-	-	-
		-	Percentage of shareholding
			(as a % of the total share capital of the Company)	-	-	-	-	-	-
		(b)	Non-encumbered
		-	Number of shares	42,53,587	81,70,448	4,38,34,530	42,53,587	4,38,34,530	1,86,00,448
		-	Percentage of shareholding
			(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shareholding
			(as a % of the total share capital of the Company)	0.88%	1.70%	9.10%	0.88%	9.10%	3.86%

Particulars				Quarter ended December 31, 2012
B	INVESTOR COMPLAINTS
			Pending at the beginning of the quarter	10
			Received during the quarter	17
			Disposed off during the quarter	19
			Remaining unresolved at the end of the quarter	8

Notes:-

1)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
2)	During the nine months ended December 31, 2012, the Company has allotted :
(a)	25 Ordinary shares and 26,075 ‘A’ Ordinary shares out of shares held in abeyance; and
(b)	22,370 Ordinary shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012 and 1,62,10,976 Ordinary shares upon conversion of 425, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
3)	Subsequent to December 31, 2012 :
(a)	Jaguar Land Rover Automotive Plc., an indirect subsidiary of the Company, has issued US$ 500 million (approximately Rs.2,690.94 crores), 5.625% Senior Notes due 2023.
(b)	Jaguar Land Rover Automotive Plc. and its subsidiaries, have invested CNY 700 million (approximately Rs.604.45 crores) in the joint venture company in China.
4)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
5)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences upto quarter ended September 30, 2011, were amortised till March 31, 2012. Consequent to the change in amortisation period, Rs.660.64 crores had been credited to Profit and Loss Statement in quarter ended December 31, 2011.
6)	(a)	During the quarter ended March 31, 2012, a subsidiary company in the UK recognized credit for carry forward income tax losses of GBP 225 million (Rs.1,793.66 crores) in the Profit and Loss Statement.
(b)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.
7)	During the quarter and nine months ended December 31, 2012, an amount of Rs.615.50 crores (debit), net of tax of Rs.184.80 crores and Rs.829.38 crores (debit), net of tax of Rs.175.73 crores respectively (Rs.297.45 crores (debit) and Rs.656.44 crores (debit), both net of tax of Rs.444.43 crores for the quarter and nine months ended December 31, 2011 respectively), being changes in actuarial valuation of pension plans of Jaguar Cars Ltd and Land Rover, UK, has been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.

8)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)

		Quarter ended			Nine Months ended December 31,		Year ended March 31,
		December 31,	September 30,	December 31,
		2012	2012	2011	2012	2011	2012
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	12,345.19	13,772.98	14,839.18	37,968.50	42,247.25	59,921.24
	- Jaguar and Land Rover	33,456.70	29,371.10	30,146.01	94,037.39	71,731.02	104,750.93
	Less: Intra segment eliminations	(22.86)	(29.57)	(7.37)	(65.12)	(24.78)	(67.89)

	-Total	45,779.03	43,114.51	44,977.82	131,940.77	113,953.49	164,604.28
II.	Others	592.92	547.98	533.94	1,670.53	1,390.06	1,948.58

	Total segment revenue	46,371.95	43,662.49	45,511.76	133,611.30	115,343.55	166,552.86
	Less: Inter segment revenue	(282.45)	(259.61)	(251.51)	(795.31)	(596.96)	(898.37)

	Net income from operations	46,089.50	43,402.88	45,260.25	132,815.99	114,746.59	165,654.49

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	137.92	741.46	819.57	1,640.13	2,620.15	4,152.00
	- Jaguar and Land Rover	3,394.96	2,933.67	4,324.68	9,688.38	8,703.46	12,359.45
	Less: Intra segment eliminations	—	—	—	—	—	—

	-Total	3,532.88	3,675.13	5,144.25	11,328.51	11,323.61	16,511.45
II.	Others	83.69	90.37	98.87	272.19	214.62	294.88

	Total segment results	3,616.57	3,765.50	5,243.12	11,600.70	11,538.23	16,806.33
	Less: Inter segment eliminations	(29.25)	(26.27)	(32.08)	(85.14)	(61.45)	(120.47)

	Net segment results	3,587.32	3,739.23	5,211.04	11,515.56	11,476.78	16,685.86
	Add/(Less) : Other income	188.64	206.82	167.52	634.06	503.19	661.77
	Add/(Less) : Finance costs	(934.58)	(847.35)	(720.43)	(2,586.32)	(2,210.13)	(2,982.22)
	Add/(Less) : Exceptional items	(173.53)	(10.10)	(164.34)	(624.16)	(660.29)	(831.54)

	Total profit before tax	2,667.85	3,088.60	4,493.79	8,939.14	9,109.55	13,533.87

C.	Capital employed (segment assets less segment liabilities) :

			As at September 30,		As at December 31,		As at March 31,
			2012		2012	2011	2012
			Unaudited		Unaudited	Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof		41,546.02		43,495.45	36,715.31	38,062.56
	- Jaguar and Land Rover		37,503.79		41,280.31	30,146.04	31,265.66
	Less: Intra segment eliminations		—		—	—	—

	-Total		79,049.81		84,775.76	66,861.35	69,328.22
II.	Others		1,071.62		1,087.08	978.80	980.75

	Total capital employed		80,121.43		85,862.84	67,840.15	70,308.97
	Less: Inter segment eliminations		(473.64)		(499.29)	(359.39)	(414.12)

	Net segment capital employed		79,647.79		85,363.55	67,480.76	69,894.85
	Add/(Less) : Unallocable assets / (liabilities) (net)		(39,294.72)		(42,886.65)	(40,710.08)	(36,744.92)

	Capital employed		40,353.07		42,476.90	26,770.68	33,149.93

9)	Public shareholding of Ordinary shares as on December 31, 2012 excludes 16.68% (17.09% as on December 31, 2011 and 16.18% as on March 31, 2012) of Citibank N.A. as Custodian for Depository shares.
10)	The Statutory Auditors have carried out limited review of the above results for the quarter / nine months ended December 31, 2012.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 14, 2013.

Tata Motors Limited

Cyrus P Mistry
Mumbai, February 14, 2013	Chairman

News Release – 4	February 14, 2013

Auditors Report (Stand Alone)

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying “Statement of Standalone Audited Financial Results for the Quarter and nine months ended December 31, 2012” (“the Statement”) of TATA MOTORS LIMITED (“the Company”), being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net loss for the quarter and net profit for the nine months ended December 31, 2012 and other financial information of the Company for the quarter and nine months ended December 31, 2012.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No.71387)

MUMBAI, February 14, 2013

News Release – 5	February 14, 2013

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2012

Particulars			Quarter ended			Nine months ended December 31,		Year ended March 31,
			December 31,	September 30,	December 31,
			2012	2012	2011	2012	2011	2012
(A)
1	Vehicle sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles		1,38,963	1,36,353	1,31,220	3,90,026	3,74,532	5,30,204
	Passenger cars and Utility vehicles		54,675	72,603	85,963	1,89,897	2,20,574	3,33,044
	Exports		11,653	14,709	14,145	39,516	45,228	63,105

			2,05,291	2,23,665	2,31,328	6,19,439	6,40,334	9,26,353

2	Vehicle production: (in Nos.)
	Commercial vehicles		1,48,976	1,50,734	1,45,871	4,28,858	4,24,391	5,91,262
	Passenger cars and Utility vehicles		42,017	55,432	76,316	1,62,532	1,87,873	2,86,537

			1,90,993	2,06,166	2,22,187	5,91,390	6,12,264	8,77,799

			(Rs. in crores)
			Audited	Audited	Audited	Audited	Audited	Audited
(B)
1	Income from operations
	(a) Sales / Income from operations		11,584.57	13,714.36	14,479.81	36,880.63	41,095.71	58,919.78
	Less: Excise duty		1,055.91	1,317.90	1,217.16	3,444.87	3,387.44	4,914.38
	Net sales / Income from operations		10,528.66	12,396.46	13,262.65	33,435.76	37,708.27	54,005.40
	(b) Other operating income		101.43	84.97	75.25	262.17	207.57	301.16
	Total Income from operations (net)		10,630.09	12,481.43	13,337.90	33,697.93	37,915.84	54,306.56
2	Expenses
	(a) Cost of materials consumed		6,521.02	7,720.36	8,757.33	21,057.93	24,243.26	33,894.82
	(b) Purchase of products for sale		1,137.91	1,465.18	1,537.81	4,201.35	4,428.33	6,433.95
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		348.41	89.36	(435.14)	(544.24)	(1,004.31)	(623.84)
	(d) Employee benefits expense		731.43	749.19	695.02	2,187.48	1,998.97	2,691.45
	(e) Depreciation and amortisation		482.38	447.15	421.27	1,358.89	1,173.32	1,606.74
	(f) Product development / Engineering expenses		88.52	79.92	45.41	243.00	159.25	234.25
	(g) Other expenses		1,920.43	1,962.24	2,101.29	5,773.61	6,042.92	8,405.51
	(h) Amount capitalised		(262.89)	(238.39)	(215.58)	(719.84)	(643.86)	(907.13)
	Total expenses		10,967.21	12,275.01	12,907.41	33,558.18	36,397.88	51,735.75
3	Profit / (loss) from operations before other income, finance costs and exceptional items (1 - 2)		(337.12)	206.42	430.49	139.75	1,517.96	2,570.81
4	Other income		111.80	1,439.31	132.58	1,998.18	439.79	574.08
5	Profit / (loss) from ordinary activities before finance costs and exceptional items (3 + 4)		(225.32)	1,645.73	563.07	2,137.93	1,957.75	3,144.89
6	Finance costs		367.81	366.77	293.60	1,053.81	893.76	1,218.62
7	Profit / (loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		(593.13)	1,278.96	269.47	1,084.12	1,063.99	1,926.27
8	Exceptional items
	(a) Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		8.15	79.85	83.26	248.95	375.02	455.24
	(b) Provision for loan given to a subsidiary		—	175.00	—	175.00	—	130.00
9	Profit / (loss) from ordinary activities before tax (7 - 8)		(601.28)	1,024.11	186.21	660.17	688.97	1,341.03
10	Tax expense / (credit)		(142.79)	157.00	12.54	46.21	12.00	98.80
11	Net profit / (loss) from ordinary activities after tax (9 - 10)		(458.49)	867.11	173.67	613.96	676.97	1,242.23
12	Extraordinary items (net of tax expenses Rs.Nil)		—	—	—	—	—	—
13	Net profit / (loss) for the period (11 + 12)		(458.49)	867.11	173.67	613.96	676.97	1,242.23
14	Paid-up equity share capital (face value of Rs.2 each)		638.00	637.98	634.75	638.00	634.75	634.75
15	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							18,967.51
16	Earnings per share (EPS)
	A. Ordinary shares
	(a) Basic EPS before and after extraordinary items	Rs.	(1.44)	2.70	0.53	1.91	2.12	3.90
	(b) Diluted EPS before and after extraordinary items	Rs.	(1.44)	2.70	0.51	1.91	2.05	3.77
	B. ‘A’ Ordinary shares
	(a) Basic EPS before and after extraordinary items	Rs.	(1.44)	2.80	0.63	2.01	2.22	4.00
	(b) Diluted EPS before and after extraordinary items	Rs.	(1.44)	2.80	0.61	2.01	2.15	3.87

			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times)							0.44
18	Interest service coverage ratio (no. of times)							2.77

News Release – 5

PART II

SELECT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2012

Particulars		Quarter ended			Nine months ended December 31,		Year ended March 31,
		December 31,	September 30,	December 31,
		2012	2012	2011	2012	2011	2012
		Audited	Audited	Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A. Ordinary shares
	- Number of shares	131,62,15,306	132,27,12,371	128,83,02,285	131,62,15,306	128,83,02,285	131,91,28,890
	- Percentage of shareholding	48.61%	48.85%	47.87%	48.61%	47.87%	49.00%
	B. ‘A’ Ordinary shares
	- Number of shares	47,77,05,603	47,37,88,742	43,80,98,585	47,77,05,603	43,80,98,585	46,33,32,667
	- Percentage of shareholding	99.12%	98.30%	90.90%	99.12%	90.90%	96.14%
2	Promoters and promoter group shareholding
	A. Ordinary shares
	(a) Pledged/Encumbered
	- Number of shares	7,10,00,000	6,00,00,000	7,85,00,000	7,10,00,000	7,85,00,000	7,85,00,000
	- Percentage of shareholding
	(as a % of the total shareholding of promoter and promoter group)	7.55%	6.38%	8.32%	7.55%	8.32%	8.38%
	- Percentage of shareholding
	(as a % of the total share capital of the Company)	2.62%	2.22%	2.92%	2.62%	2.92%	2.92%
	(b) Non-encumbered
	- Number of shares	86,90,56,205	88,05,56,205	86,47,41,505	86,90,56,205	86,47,41,505	85,85,56,205
	- Percentage of shareholding
	(as a % of the total shareholding of promoter and promoter group)	92.45%	93.62%	91.68%	92.45%	91.68%	91.62%
	- Percentage of shareholding
	(as a % of the total share capital of the Company)	32.09%	32.52%	32.12%	32.09%	32.12%	31.90%
	B. ‘A’ Ordinary shares
	(a) Pledged / Encumbered
	- Number of shares	—	—	—	—	—	—
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non-encumbered
	- Number of shares	42,53,587	81,70,448	4,38,34,530	42,53,587	4,38,34,530	1,86,00,448
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shareholding (as a % of the total share capital of the Company)	0.88%	1.70%	9.10%	0.88%	9.10%	3.86%

	Particulars	Quarter ended December 31, 2012
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	10
	Received during the quarter	17
	Disposed off during the quarter	19
	Remaining unresolved at the end of the quarter	8

Notes:-

1)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
2)	Other income for the quarter and nine months ended December 31, 2012, includes dividends from subsidiary companies of Rs.9.09 crores and Rs.1,574.49 crores, respectively (Rs.9.09 crores and Rs.104.74 crores for the quarter and nine months ended December 31, 2011, respectively). Other income for the quarter ended September 30, 2012, included dividends from subsidiary companies of Rs.1,312.13 crores.
3)	During the nine months ended December 31, 2012, the Company has allotted:
(a)	25 Ordinary shares and 26,075 ‘A’ Ordinary shares out of shares held in abeyance; and
(b)	22,370 Ordinary shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012 and 1,62,10,976 Ordinary shares upon conversion of 425, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
4)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences upto quarter ended September 30, 2011 were amortised till March 31, 2012. Consequent to the change in amortisation period, Rs.208.11 crores had been credited to Profit and Loss Statement in quarter ended December 31, 2011.
5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
7)	Public shareholding of Ordinary shares as on December 31, 2012 excludes 16.68% (17.09% as on December 31, 2011 and 16.18% as on March 31, 2012) of Citibank N.A. as Custodian for Depository shares.
8)	The Statutory Auditors have carried out an audit of the above results stated in Part I (B) and Part II for the quarter / nine months ended December 31, 2012.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 14, 2013.

Tata Motors Limited

Cyrus P Mistry
Mumbai, February 14, 2013	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.